UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 23 October 2017

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____



MEDIA RELEASE 2017
OPERATING UPDATE
SEPTEMBER QUARTER

GOLD FIELDS

JOHANNESBURG. 23 October 2017: Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 30 September 2017. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.

Key Statistics

| | | UNITED STATES DOLLARS | | |
| | | Quarter | | |
		September 2017	June 2017	September 2016
Gold produced*	oz (000)	**567**	**550**	**537**
Continuing operations		552	539	522
Discontinued operations		15	11	15
Tonnes milled/treated	000	**8,712**	**8,667**	**8,656**
Continuing operations		8,609	8,552	8,545
Discontinued operations		103	115	111
Revenue	US$/oz	**1,276**	**1,247**	**1,329**
Continuing operations		1,276	1,247	1,329
Discontinued operations		1,270	1,256	1,348
Operating costs	US$/tonne	**43**	**42**	**41**
Continuing operations		42	41	40
Discontinued operations		158	127	119
All-in sustaining costs	US$/oz	**906**	**949**	**1,026**
Continuing operations		896	934	1,018
Discontinued operations		1,284	1,657	1,286
Total all-in cost	US$/oz	**1,032**	**1,092**	**1,038**
Continuing operations		1,025	1,081	1,031
Discontinued operations		1,284	1,657	1,286
Net debt	US$m	**1,302**	**1,365**	**1,029**
Cash flow from operating activities**	US$m	**85**	**(67)**	**152**

*All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production.

**Cash flow from operating activities (which is net of tax) less net capital expenditure, environmental payments and financing costs.

All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).

Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 6 per cent of Group production.

STOCK DATA FOR THE 3 MONTHS ENDED 30 SEPTEMBER 2017			
Number of shares in issue		**NYSE – (GFI)**	
– at end September 2017	820,614,217	Range – Quarter	US$3.41 – US$4.68
– average for the quarter	820,614,217	Average Volume – Quarter	4,754,769 shares/day
Free Float	100 per cent	**JSE LIMITED – (GFI)**	
ADR Ratio	1:1	Range – Quarter	ZAR45.06 – ZAR60.94

| Bloomberg/Reuters | GFISJ/GFLJ.J | Average Volume – Quarter | 2,298,620 shares/day |

Statement by Nick Holland
Chief Executive Officer of Gold Fields

In the September 2017 quarter, Gold Fields generated net cash flow of US$85m compared with an outflow of US$67m in Q2 2017, a positive swing of US$152m. The positive cash flow of US$85m was after taking into account growth capital expenditure of US$34m at Damang, A$21m (US$17m) at Gruyere, US$12m at Salares Norte and R55m (US$4m) at South Deep. If we exclude this growth capital (US$67m), net cash flow for the quarter would have been US$152m which is also stated after interest paid of US$19m. Taking into account the net cash generated and interim dividend payment, the net debt balance decreased to US$1,302m from US$1,365m at the end of June 2017.

Attributable equivalent gold production for the quarter was 3% higher QoQ (6% higher YoY) at 567koz. All-in sustaining costs (AISC) were 5% lower QoQ (12% lower YoY) at US$906/oz and all-in costs (AIC) were 5% lower QoQ (1% lower YoY) at US$1,032/oz. The average US$ gold price achieved in the quarter was 2% higher QoQ (4% lower YoY) at US$1,276/oz. The average Australian dollar exchange rate for the quarter was 0.79 (5% stronger QoQ and 4% stronger YoY), while the average South African rand for the quarter was 13.14 (1% stronger QoQ and 7% stronger YoY).

South Deep recorded another improved quarter with gold production at 2,526kg (81koz) up 10% QoQ (up 17% YoY) and AIC at R530,842/kg or US$1,257/oz down 10% QoQ (down 11% YoY). The increase in production was driven by a 10% increase in underground reef grade to 6.34g/t (Q2 2017: 5.74g/t).

Despite the sequential quarter-on-quarter improvement in production in Q2 and Q3, South Deep will be unable to recover the full extent of the weak March quarter which was impacted by two fatalities that negatively impacted the mining contribution from the high grade corridors. As a result, full-year production for the mine is expected to be 5% to 10% below original guidance of 9,800kg (315koz).

Managed production in Ghana for Q3 2017 was 177koz, down 4% QoQ (down 5% YoY), with AIC of US$1,134/oz flat QoQ (up 14% YoY), underpinned by US$34m in project capital spent on the Damang reinvestment project during the quarter. Gold equivalent production at Cerro Corona was 31% higher QoQ (46% higher YoY) at 90koz, with AIC of US$629 per equivalent ounce, down 13% QoQ (down 33% YoY).

The Australian region produced 237koz for the quarter, down 3% QoQ (flat YoY), with AIC of A$1,148/oz (US$904/oz), down 3% QoQ (down 12% YoY). Excluding Darlot, which was held as a discontinuing asset, production from continuing operations for the quarter was 222koz at AIC of A$1,116/oz (US$881/oz).

Update on projects
Damang
The Damang reinvestment project continued its good progress into the September quarter. Year-to-date total material moved was 28.4Mt compared to the revised plan for the year of 41Mt which we are tracking well to achieve. Total project capex spent year-to-date of US$87m compares to the budget of US$120m for the full year.

Gruyere
Activity at the Gruyere project increased during the quarter. As at the end of September 2017, engineering progress of 37.8% and construction progress of 19.8% were achieved. Completion of the airstrip construction and the main access road are expected ahead of plan. The ball mill components (one of the key long lead time items) arrived in Fremantle in mid-September. The awarding of the mining contractor is expected by the end of November 2017.

As previously guided, total project capex for Gruyere is expected to be A$532m. For FY17, A$280m was expected to be spent. As a result of the timing of certain activities and deliveries, A$80m of the forecasted capital spend for FY17 has been deferred to FY18. Consequently, A$200m is now forecast for the year. Importantly, the project schedule is not impacted.

Gold Fields share of the project capital is A$267m. Taking into account interest capitalised as well as other support costs, Gold Fields total capital expenditure on Gruyere is expected to be A$322m. We guided for total capital spend on the project for FY17 of A$153m. Year-to-date we have spent A$70m, and now forecast to spend A$116m in 2017 due to the deferral discussed above.

In addition, Gold Fields has paid A$59m to end September of the remaining purchase consideration of A$100m as part of the acquisition terms.

Salares Norte
The feasibility study is on track for completion in the second half of 2018.

Darlot sale completed
The sale of Darlot was completed on 2 October 2017. Gold Fields received the relevant cash sums as well as the issue of new shares as part of the consideration and as a consequence of the partial underwriting of a rights issue by the Group. The net result is that Gold Fields has a 19.9% shareholding in Red 5.

Additional purchase of shares in Cardinal Resources

Post quarter-end, Gold Fields increased its stake in Cardinal Resources to 19.9% (on a partially diluted basis – if only Gold Fields options are exercised), through a number of on-market transactions. Cardinal Resources is an exploration company with activities in Ghana. Namdini, Cardinal's flagship deposit, has an Indicated Mineral Resource of 120Mt at 1.1g/t for 4.3Moz with an Inferred Mineral Resource of 84Mt at 1.2g/t for 3.1Moz (0.5g/t cut-off grade) for a total resource of 7.4Moz.

FY17 guidance intact

Despite the lower than guided production at South Deep, due to the weak Q1 2017, Group guidance remains unchanged, with the other regions making up for the shortfall. Attributable equivalent gold production for 2017 is expected to be between 2.10Moz and 2.15Moz, with AISC of between US$1,010 per ounce and US$1,030 per ounce. As previously guided, AIC is expected to be between US$1,170 per ounce to US$1,190 per ounce.

N.J. Holland
Chief Executive Officer
23 October 2017

Salient feature and cost benchmarks

Salient features and cost benchmarks for the quarters ended 30 September 2017, 30 June 2017 and 30 September 2016

		UNITED STATES DOLLARS						
				South Africa Region	West Africa Region			South America Region
					Ghana			Peru
		Total Mine Operations	Total Mine Continuing Operations	South Deep	Total	Tarkwa	Damang	Cerro Corona
OPERATING RESULTS								
Ore milled/treated	**September 2017**	**8,712**	**8,609**	**555**	**4,498**	**3,370**	**1,127**	**1,690**
(000 tonnes)	June 2017	8,667	8,552	526	4,510	3,391	1,119	1,741
	September 2016	8,656	8,545	539	4,604	3,475	1,129	1,709
Yield	**September 2017**	**2.1**	**2.1**	**4.5**	**1.2**	**1.3**	**0.9**	**1.6**
(grams per tonne)	June 2017	2.0	2.0	4.3	1.3	1.3	1.1	1.2
	September 2016	2.0	2.0	4.0	1.3	1.3	1.1	1.1
Gold produced	**September 2017**	**584.8**	**570.1**	**81.2**	**177.2**	**145.1**	**32.2**	**89.6**
(000 managed equivalent ounces)	June 2017	569.1	558.3	73.5	183.9	142.8	41.1	68.4
	September 2016	555.4	540.1	69.4	187.5	148.6	38.9	61.2
Gold sold	**September 2017**	**585.0**	**570.3**	**81.2**	**177.2**	**145.1**	**32.2**	**89.9**
(000 managed equivalent ounces)	June 2017	570.4	559.6	73.5	183.9	142.8	41.1	69.6
	September 2016	557.1	541.9	69.4	187.5	148.6	38.9	62.9
Net operating costs*	**September 2017**	**(342.5)**	**(325.4)**	**(79.0)**	**(105.0)**	**(76.0)**	**(29.0)**	**(38.9)**
(million)	June 2017	(352.5)	(337.7)	(80.0)	(110.4)	(79.7)	(30.7)	(37.8)
	September 2016	(353.6)	(340.5)	(71.7)	(116.0)	(89.0)	(27.1)	(37.6)
Operating costs	**September 2017**	**43**	**42**	**143**	**26**	**26**	**25**	**23**
(dollar per tonne)	June 2017	42	41	153	26	26	27	21
	September 2016	41	40	133	26	26	26	21
Sustaining capital*	**September 2017**	**(150.0)**	**(149.6)**	**(15.3)**	**(45.1)**	**(41.8)**	**(3.3)**	**(9.9)**
(million)	June 2017	(154.8)	(152.6)	(16.4)	(51.3)	(47.3)	(4.0)	(7.2)
	September 2016	(173.2)	(167.8)	(14.9)	(52.2)	(36.6)	(15.6)	(14.9)
Non-sustaining capital*	**September 2017**	**(38.6)**	**(38.6)**	**(4.4)**	**(34.2)#**	**-**	**(34.2)#**	**-**
(million)	June 2017	(35.1)	(35.1)	(2.7)	(32.4)#	-	(32.4)#	-
	September 2016	(1.9)	(1.9)	(1.9)	-	-	-	-
Total capital expenditure*	**September 2017**	**(188.5)**	**(188.0)**	**(19.7)**	**(79.3)**	**(41.8)**	**(37.5)**	**(9.9)**
(million)	June 2017	(190.0)	(187.8)	(19.1)	(83.6)	(47.3)	(36.4)	(7.2)
	September 2016	(175.1)	(169.7)	(16.8)	(52.2)	(36.6)	(15.6)	(14.9)
All-in-sustaining costs	**September 2017**	**892**	**881**	**1,203**	**941**	**909**	**1,084**	**124**
(dollar per ounce)	June 2017	941	926	1,352	955	969	906	380
	September 2016	1,017	1,010	1,289	999	950	1,182	765
Total all-in-cost	**September 2017**	**963**	**954**	**1,257**	**1,134**	**909**	**2,147**	**124**
(dollar per ounce)	June 2017	1,006	993	1,389	1,131	969	1,692	380
	September 2016	1,020	1,013	1,317	999	950	1,182	765

		UNITED STATES DOLLARS				AUSTRALIAN DOLLARS				SOUTH AFRICAN RAND	UNITED STATES DOLLARS	AUSTRALIAN DOLLARS
		Australia Region				Australia Region				South Africa Region	Australia Region	Australia Region
		Continuing				Continuing					Discontinued	Discontinued
		Total	St Ives	Agnew/ Lawlers	Granny Smith	Total	St Ives	Agnew/ Lawlers	Granny Smith	South Deep	Darlot	Darlot
OPERATING RESULTS												
Ore milled/treated	**September 2017**	**1,866**	**1,123**	**315**	**428**	**1,866**	**1,123**	**315**	**428**	**555**	**103**	**103**
(000 tonnes)	June 2017	1,774	1,040	316	418	1,774	1,040	316	418	526	115	115
	September 2016	1,804	1,005	312	376	1,804	1,005	312	376	539	111	111
Yield	**September 2017**	**3.7**	**2.5**	**6.1**	**5.1**	**3.7**	**2.5**	**6.1**	**5.1**	**4.5**	**4.4**	**4.4**
(grams per tonne)	June 2017	4.1	3.1	5.6	5.4	4.1	3.1	5.6	5.4	4.3	2.9	2.9
	September 2016	4.1	2.8	5.8	6.0	4.1	2.8	5.8	6.0	4.0	4.3	4.3
Gold produced	**September 2017**	**222.0**	**89.5**	**61.8**	**70.8**	**222.0**	**89.5**	**61.8**	**70.8**	**2,526**	**14.7**	**14.7**
(000 managed	June 2017	232.5	102.6	57.2	72.8	232.5	102.6	57.2	72.8	2,286	10.8	10.8
equivalent ounces)	September 2016	222.0	91.5	57.8	72.8	222.0	91.5	57.8	72.8	2,160	15.3	15.3
Gold sold	**September 2017**	**222.0**	**89.5**	**61.8**	**70.8**	**222.0**	**89.5**	**61.8**	**70.8**	**2,526**	**14.7**	**14.7**
(000 managed	June 2017	232.5	102.6	57.2	72.8	232.5	102.6	57.2	72.8	2,286	10.8	10.8
equivalent ounces)	September 2016	222.0	91.5	57.8	72.8	222.0	91.5	57.8	72.8	2,160	15.3	15.3
Net operating costs	**September 2017**	**(102.5)**	**(32.0)**	**(33.7)**	**(36.8)**	**(129.6)**	**(40.3)**	**(42.6)**	**(46.7)**	**(1,038.3)**	**(17.1)**	**(21.7)**
(million)	June 2017	(109.4)	(34.5)	(37.4)	(37.5)	(145.9)	(46.0)	(49.8)	(50.0)	(1,057.3)	(14.9)	(19.7)
	September 2016	(115.2)	(46.2)	(34.4)	(34.7)	(151.4)	(60.8)	(45.1)	(45.5)	(1,021.8)	(13.1)	(17.1)
Operating costs	**September 2017**	**68**	**44**	**120**	**91**	**86**	**57**	**152**	**116**	**1,884**	**158**	**201**
(dollar per tonne)	June 2017	65	37	121	93	87	49	161	124	2,023	127	168
	September 2016	70	45	122	95	92	59	161	125	1,882	119	155
Sustaining capital	**September 2017**	**(78.9)**	**(37.8)**	**(21.5)**	**(19.6)**	**(100.5)**	**(48.0)**	**(27.5)**	**(25.0)**	**(204.7)**	**(0.4)**	**(0.5)**
(million)	June 2017	(77.7)	(45.4)	(14.8)	(17.5)	(103.5)	(60.5)	(19.8)	(23.3)	(214.4)	(2.2)	(2.9)
	September 2016	(85.8)	(43.1)	(16.8)	(25.9)	(112.9)	(56.8)	(21.9)	(34.2)	(207.1)	(5.4)	(7.1)
Non-sustaining capital	**September 2017**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(55.2)**	**-**	**-**
(million)	June 2017	-	-	-	-	-	-	-	-	(38.8)	-	-
	September 2016	-	-	-	-	-	-	-	-	(27.1)	-	-
Total capital expenditure	**September 2017**	**(78.9)**	**(37.8)**	**(21.5)**	**(19.6)**	**(100.5)**	**(48.0)**	**(27.5)**	**(25.0)**	**(259.9)**	**(0.4)**	**(0.5)**
(million)	June 2017	(77.7)	(45.4)	(14.8)	(17.5)	(103.5)	(60.5)	(19.8)	(23.3)	(253.2)	(2.2)	(2.9)
	September 2016	(85.8)	(43.1)	(16.8)	(25.9)	(112.9)	(56.8)	(21.9)	(34.2)	(234.2)	(5.4)	(7.1)
All-in-sustaining costs	**September 2017**	**881**	**848**	**956**	**855**	**1,116**	**1,071**	**1,215**	**1,087**	**509,011**	**1,284**	**1,629**
(dollar per ounce)	June 2017	854	831	964	799	1,138	1,107	1,283	1,067	573,127	1,657	2,208
	September 2016	971	1,050	955	885	1,277	1,383	1,246	1,167	586,712	1,286	1,688
Total all-in-cost	**September 2017**	**881**	**848**	**956**	**855**	**1,116**	**1,071**	**1,215**	**1,087**	**530,842**	**1,284**	**1,629**
(dollar per ounce)	June 2017	854	831	964	799	1,138	1,107	1,283	1,067	590,093	1,657	2,208
	September 2016	971	1,050	955	885	1,277	1,383	1,246	1,167	599,245	1,286	1,688

Average exchange rates were US$1 = R13.14, US$1 = R13.27 and US$1 = R14.15 for the September 2017, June 2017 and September 2016 quarters respectively.
The Australian/US dollar exchange rates were A$1 = US$0.79, A$1 = US$0.75 and A$1 = US$0.76 for the September 2017, June 2017 and September 2016 quarters, respectively.
Figures may not add as they are rounded independently.
#Relates to non-sustaining capital expenditure for Damang Reinvestment Project.

Review of Operations

Quarter ended 30 September 2017 compared with quarter ended 30 June 2017

CONTINUING OPERATIONS

South Africa region

South Deep Project

		Sept 2017	June 2017
Gold produced	000'oz	**81.2**	73.5
	kg	**2,526**	2,286
Gold sold	000'oz	**81.2**	73.5
	kg	**2,526**	2,286
Yield – underground reef	g/t	**6.34**	5.74
AISC	R/kg	**509,011**	573,127
	US$/oz	**1,203**	1,352
AIC	R/kg	**530,842**	590,093
	US$/oz	**1,257**	1,389

Gold production increased by 10 per cent from 2,286 kilograms (73,500 ounces) in the June quarter to 2,526 kilograms (81,200 ounces) in the September quarter mainly due to an increase in head grade.

Total underground tonnes mined increased by 5 per cent from 414,400 tonnes in the June quarter to 436,700 tonnes in the September quarter. In the September quarter 388,400 reef tonnes was mined at a grade of 6.3 grams per tonne along with 48,300 waste tonnes mined. This compared with 368,700 reef tonnes at a grade of 5.7 and 45,700 waste tonnes mined in the June quarter.

Gold recovered was 63 kilograms (2,000 ounces) higher than gold broken of 2,463 kilograms (79,200 ounces) in the September quarter. The additional gold recovered in the September quarter was as a result of loading, tramming, hoisting and processing of locked-up underground stocks mined in the June quarter, which also improved the reef yield. The remaining excess stocks of broken ore of 45,000 tonnes are expected to be recovered in the December quarter of 2017.

Destress mining decreased by 35 per cent from 11,732 square metres in the June quarter to 7,666 square metres in the September quarter. Reduced face availability due to required ground support and development activities was the main reason for the decrease. These matters are being addressed and a significant pick up is expected in Q4.

Longhole stoping decreased by 4 per cent from 216,000 tonnes to 207,000 tonnes. The current mine contributed 63 per cent of the total ore tonnes in the September quarter compared with 48 per cent in the June quarter. The longhole stoping method accounted for 47 per cent of total tonnes mined in the September quarter compared with 52 per cent in the June quarter.

Development increased by 34 per cent from 1,471 metres in the June quarter to 1,965 metres in the September quarter. New mine capital development on 100 level increased by 26 per cent from 211 metres in the June quarter to 266 metres in the September quarter. New mine development is focused on infrastructure projects exclusively on 100 level and related to haulage extensions, crusher excavations and conveyor extensions. Reef horizon development in the current mine areas increased by 45 per cent from 777 metres to 1,126 metres. Reef horizon development North of Wrench increased by 19 per cent from 483 metres to 573 metres.

Total tonnes milled increased by 6 per cent from 526,000 tonnes to 555,000 tonnes due to an increase in surface tailings material. Underground reef tonnes milled were virtually unchanged at 397,000 tonnes in the June quarter compared with 398,000 tonnes in the September quarter. Total tonnes milled in the September quarter included 45,000 tonnes of underground development waste mined and 112,000 tonnes of surface tailings material. This compared with 47,000 tonnes of underground development waste mined and 82,000 tonnes of surface tailings material in the June quarter. Underground reef yield increased by 10 per cent from 5.74 grams per tonne to 6.34 grams per tonne due to the loading, tramming, hoisting and processing of previously locked-up underground stocks, as discussed earlier.

Net operating costs decreased by 2 per cent from R1,057 million (US$80 million) to R1,038 million (US$79 million) mainly due to lower bonuses and overtime costs and a gold-in-process credit of R9 million (US$1 million) in the September quarter compared with R8 million (US$1 million) in the June quarter.

Capital expenditure increased by 3 per cent from R253 million (US$19 million) in the June quarter to R260 million (US$20 million) in the September quarter.

Sustaining capital expenditure decreased by 4 per cent from R214 million (US$16 million) in the June quarter to R205 million (US$15 million) in the September quarter mainly due to fleet purchases in the June quarter. Non-sustaining capital expenditure increased by 41 per cent from R39 million (US$3 million) to R55 million (US$4 million). The higher non-sustaining capital expenditure was mainly due to increased expenditure on new mine development and infrastructure projects.

All-in sustaining costs decreased by 11 per cent from R573,127 per kilogram (US$1,352 per ounce) in the June quarter to R509,011 per kilogram (US$1,203 per ounce) in the September quarter mainly due to increased gold sold, lower net operating costs and lower sustaining capital expenditure.

Total all-in cost decreased by 10 per cent from R590,093 per kilogram (US$1,389 per ounce) in the June quarter to R530,842 per kilogram (US$1,257 per ounce) in the September quarter due to the same reasons as for all-in sustaining costs, partially offset by higher non-sustaining capital expenditure.

Updated guidance:
- Gold production 5 to10 per cent below 9,800 kilograms (315,000 ounces),
- Destress square meters 20-25 per cent below 46,000 square meters,
- Development meters 10-15 per cent below 7,880 metres.

The long-term integrity of the rebase plan remains unaffected.

West Africa region

GHANA

Tarkwa

		Sept 2017	June 2017
Gold produced	000'oz	**145.1**	142.8
Yield	g/t	**1.34**	1.31
AISC and AIC	US$/oz	**909**	969

Gold production increased by 2 per cent from 142,800 ounces in the June quarter to 145,100 ounces in the September quarter mainly due to higher yield.

Total tonnes mined, including capital stripping, decreased marginally by 3 per cent from 27.0 million tonnes in the June quarter to 26.2 million tonnes in the September quarter. Ore tonnes mined increased by 2 per cent from 4.3 million tonnes to 4.4 million tonnes. Operational waste tonnes mined decreased by 11 per cent from 10.0 million tonnes to 8.9 million tonnes while capital waste tonnes mined increased by 2 per cent from 12.7 million tonnes to 12.9 million tonnes. Head grade mined was similar at 1.33 grams per tonne. The strip ratio decreased from 5.3 to 4.9 mainly in line with the mining sequence.

The CIL plant throughput was similar at 3.4 million tonnes. Yield increased by 2 per cent from 1.31 grams per tonne to 1.34 grams per tonne due to higher grade feed.

Net operating costs, including gold-in-process movements, decreased by 5 per cent from US$80 million to US$76 million mainly due to lower tonnes mined and a US$11 million gold-in-process credit in the September quarter compared with US$8 million in the June quarter.

Capital expenditure decreased by 11 per cent from US$47 million to US$42 million due to replacements and refurbishments of fleet in the June quarter.

All-in sustaining costs and total all-in cost decreased by 6 per cent from US$969 per ounce in the June quarter to US$909 per ounce in the September quarter due to higher gold sold, lower net operating costs and lower capital expenditure.

Damang

		Sept 2017	June 2017
Gold produced	000'oz	32.2	41.1
Yield	g/t	0.89	1.14
AISC	US$/oz	1,084	906
AIC	US$/oz	2,147	1,692

Gold production decreased by 22 per cent from 41,100 ounces in the June quarter to 32,200 ounces in the September quarter mainly due to lower head grade.

Total tonnes mined, including capital stripping, increased by 2 per cent from 9.3 million tonnes in the June quarter to 9.5 million tonnes in the September quarter. This was mainly due to relatively dry weather conditions which resulted in improved mining in the Damang pit cutback and Amoanda pit areas. Ore tonnes mined increased by 1 per cent from 0.91 million tonnes in the June quarter to 0.92 million tonnes in the September quarter. Total waste tonnes mined increased by 2 per cent from 8.4 million tonnes to 8.6 million tonnes. Capital waste tonnes (included in total waste tonnes) increased by 4 per cent from 7.4 million tonnes to 7.7 million tonnes.

Operational waste tonnes decreased by 10 per cent from 1.0 million tonnes to 0.9 million tonnes.

Head grade mined decreased by 22 per cent from 1.34 grams per tonne to 1.04 grams per tonne in line with expectations mainly due to the lower grade ore mined in Amoanda pit stage 1. In the September quarter, Amoanda pit mined 0.53 million tonnes at 1.09 grams per tonne compared with 0.61 million tonnes mined at 1.59 grams per tonne in the June quarter with the decrease in tonnes and grade in line with the mining sequence. The 0.92 million ore tonnes mined in the September quarter also included 0.16 million tonnes from Lima South, 0.13 million tonnes from Tomento East and 0.10 million tonnes from Abosso tailings. The strip ratio increased from 9.3 to 9.4.

Tonnes processed increased by 1 per cent from 1.12 million tonnes in the June quarter to 1.13 million tonnes in the September quarter. Yield decreased by 22 per cent from 1.14 grams per tonne to 0.89 grams per tonne. The lower yield was due to lower grade material treated from the Amoanda, Lima and Tomento East pits. In the September quarter, tonnes milled were sourced as follows: 0.70 million tonnes at 1.05 grams per tonne from the pits, 0.06 million tonnes at 0.83 grams per tonne from Abosso tailings and 0.37 million tonnes at 0.60 grams per tonne from stockpiles. This compared with 0.66 million tonnes at 1.63 grams per tonne from the pits, 0.14 million tonnes at 0.78 grams per tonne from Abosso tailings and 0.32 million tonnes at 0.61 grams per tonne from stockpiles in the June quarter. The remaining Abosso tailings and stockpiles are approximately 0.05 million tonnes at 0.97 grams per tonne and 0.24 million tonnes at 0.67 grams per tonne, respectively.

Net operating costs, including gold-in-process movements, decreased by 6 per cent from US$31 million to US$29 million mainly due to lower operational tonnes mined, improved efficiencies and cost control.

Capital expenditure increased by 6 per cent from US$36 million in the June quarter to US$38 million in the September quarter.

Sustaining capital expenditure decreased by 25 per cent from US$4 million to US$3 million. Non-sustaining capital expenditure increased by 6 per cent from US$32 million to US$34 million mainly due to the commencement of Amoanda infill drilling in the September quarter.

All-in sustaining costs increased by 20 per cent from US$906 per ounce in the June quarter to US$1,084 per ounce in the September quarter mainly due to lower gold sold, partially offset by lower net operating costs and lower sustaining capital expenditure. All-in costs increased by 27 per cent from US$1,692 per ounce in the June quarter to US$2,147 per ounce in the September quarter due to lower gold sold and higher non-sustaining capital expenditure, partially offset by lower net operating costs.

South America region

PERU

Cerro Corona

		Sept 2017	June 2017
Gold produced	000'oz	47.8	36.1
Copper produced	tonnes	8,452	7,165
Total equivalent gold produced	000'eq oz	89.6	68.4
Total equivalent gold sold	000'eq oz	89.9	69.6
Yield – gold	g/t	0.90	0.68
– copper	per cent	0.51	0.43
– combined	eq g/t	1.63	1.24
AISC and AIC	US$/oz	124	380
AISC and AIC	US$/eq oz	629	724
Gold price*	US$/oz	1,274	1,258
Copper price*	US$/t	6,301	5,660

* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production increased by 32 per cent from 36,100 ounces in the June quarter to 47,800 ounces in the September quarter. Copper production increased by 18 per cent from 7,165 tonnes to 8,452 tonnes. Equivalent gold production increased by 31 per cent from 68,400 ounces to 89,600 ounces. The increase in gold and copper production was mainly due to higher head grades in line with the mining sequence and pit design.

Gold head grade increased by 32 per cent from 0.99 grams per tonne to 1.31 grams per tonne and copper head grade increased by 18 per cent from 0.49 per cent to 0.58 per cent. Gold and copper head grades for the year are expected to be around 1.03 grams per tonne to 1.06 grams per tonne and 0.48 per cent to 0.51 per cent, respectively. Gold recoveries increased from 68.5 per cent to 69.2 per cent. Copper recoveries increased from 88.8 per cent to 89.4 per cent. Gold yield increased by 32 per cent from 0.68 grams per tonne to 0.90 grams per tonne and copper yield increased by 19 per cent from 0.43 per cent to 0.51 per cent.

In the September quarter, concentrate with a payable content of 48,100 ounces of gold was sold at an average price of US$1,287 per ounce and 8,409 tonnes of copper was sold at an average price of US$5,689 per tonne, net of treatment and refining charges. This compared with 36,300 ounces of gold that was sold at an average price of US$1,255 per ounce and 7,447 tonnes of copper that was sold at an average price of US$4,998 per tonne, net of treatment and refining charges, in the June quarter.

Total tonnes mined increased by 4 per cent from 4.14 million tonnes in the June quarter to 4.32 million tonnes in the September quarter mainly due to higher waste mined in line with the mining sequence. Ore mined increased by 1 per cent from 1.79 million tonnes to 1.80 million tonnes. Operational waste tonnes mined increased by 7 per cent from 2.35 million tonnes to 2.52 million tonnes. As a result, the strip ratio increased from 1.32 to 1.40.

Ore processed decreased by 3 per cent from 1.74 million tonnes in the June quarter to 1.69 million tonnes in the September quarter as a result of a planned maintenance shutdown in the September quarter. (94 per cent utilisation in the September quarter compared with 97 per cent utilisation in the June quarter).

Net operating costs, including gold-in-process movements, increased by 3 per cent from US$38 million to US$39 million mainly due to higher mining cost as a result of increased tonnes mined and higher statutory workers participation. This was partially offset by a US$1 million gold-in-process credit to cost in the September quarter compared with a US$2 million charge to cost in the June quarter.

Capital expenditure increased by 43 per cent from US$7 million to US$10 million due to an increase in construction activities at the tailings dam and waste storage facilities.

All-in sustaining costs and total all-in cost per gold ounce decreased by 67 per cent from US$380 per ounce in the June quarter to US$124 per ounce in the September quarter mainly due to increased gold sold, partially offset by higher net operating costs and higher capital expenditure. All-in sustaining costs and total all-in costs per equivalent ounce decreased by 13 per cent from US$724 per equivalent ounce to US$629 per equivalent ounce due to the same reasons as above.

Australia region

St Ives

		Sept 2017	June 2017
Gold produced	000'oz	**89.5**	102.6
Yield – underground	g/t	**3.55**	3.64
– surface	g/t	**2.37**	2.98
– combined	g/t	**2.48**	3.07
AISC and AIC	A$/oz	**1,071**	1,107
	US$/oz	**848**	831

Gold production decreased by 13 per cent from 102,600 ounces in the June quarter to 89,500 ounces in the September quarter due to lower grades of ore mined and processed.

At the Hamlet underground operation, ore tonnes mined decreased by 30 per cent from 143,000 tonnes in the June quarter to 100,000 tonnes in the September quarter due to a significant seismic event which occurred in August. This resulted in limited access to stoping areas for most of the month. Head grade decreased by 8 per cent from 4.06 grams per tonne to 3.75 grams per due to reduced mining flexibility.

Ounces mined at the consolidated St Ives mine increased by 14 per cent from 112,100 ounces in the June quarter to 127,300 ounces in the September quarter. Although the mine has produced more ounces, the mill is constrained in its ability to mill the Neptune oxide material up to a maximum of 25 per cent. This Neptune oxide material will continue to sit on stockpile and be drawn down each month up to the maximum of 25 per cent addition to the mill.

Development of the Invincible underground mine commenced during the quarter with the cutting of portals and the commencement of the twin declines into the Invincible underground mine. First ore from underground is expected in late October 2017. The open pit operations are planned to continue concurrently with the underground operations to end 2019.

At the open pit operations, ore tonnes mined increased by 46 per cent from 0.9 million tonnes in the June quarter to 1.3 million tonnes in the September quarter with Stage 3 of Neptune pit brought into production during the quarter. Grade mined decreased by 16 per cent from 3.28 grams per tonne to 2.77 grams per tonne. The lower grade was in line with the mining sequence. In the September quarter, tonnes mined were sourced as follows: 0.61 million tonnes at 2.9 grams per tonne from Invincible and 0.69 million tonnes at 2.6 grams per tonne from Neptune. This compared with 0.68 million tonnes mined at 4.0 grams per tonne from Invincible and 0.20 million tonnes mined at 0.9 grams per tonne from Neptune in the June quarter.

Operational waste tonnes mined increased by 150 per cent from 1.2 million tonnes in the June quarter to 3.0 million tonnes in the September quarter and capital waste tonnes mined decreased by 33 per cent from 9.9 million tonnes to 6.6 million tonnes reflecting a change from pre-strip to operating waste with Neptune Stage 3 brought to production during the September quarter. Total material movements at the open pits decreased by 9 per cent from 12.0 million tonnes to 10.9 million tonnes due to the reduction in the strip ratio as the pits deepened. The strip ratio decreased from 12.5 to 7.3.

Throughput at the Lefroy mill increased by 8 per cent from 1.0 million tonnes in the June quarter to 1.1 million tonnes in the September quarter due to a scheduled maintenance shutdown in the June quarter. Yield decreased by 19 per cent from 3.07 grams per tonne to 2.48 grams per tonne due to the lower grades mined and processed.

Net operating costs, including gold-in-process movements, decreased by 13 per cent from A$46 million (US$35 million) to A$40 million (US$32 million) due to a gold inventory credit to cost of A$23 million (US$18 million) in the September quarter compared with A$5 million (US$4 million) in the June quarter, partially offset by an increase of A$14 million (US$11 million) in operational open pit mining costs reflecting the change from pre-strip to operational waste. The gold-in-process credit reflects a quarter where ounces mined from the open pits were 28,000 ounces higher than processed and added to stockpiles (1.4 million tonnes were mined at 2.84 grams per tonne with 1.1 million tonnes processed at 2.74 grams per tonne). This will not all be processed by year-end due to the reasons mentioned above.

Capital expenditure decreased by 21 per cent from A$61 million (US$45 million) to A$48 million (US$38 million) mainly due to decreased pre-stripping at Invincible and Neptune pits.

All-in sustaining costs and total all-in cost decreased by 3 per cent from A$1,107 per ounce (US$831 per ounce) in the June quarter to A$1,071 per ounce (US$848 per ounce) in the September quarter due to lower net operating costs and lower capital expenditure, partially offset by lower gold sold.

Agnew/Lawlers

		Sept 2017	June 2017
Gold produced	000'oz	**61.8**	57.2
Yield	g/t	**6.11**	5.62
AISC and AIC	A$/oz	**1,215**	1,283
	US$/oz	**956**	964

Gold production increased by 8 per cent from 57,200 ounces in the June quarter to 61,800 ounces in the September quarter due to higher grade ore mined and processed during the September quarter.

Ore mined from underground increased by 9 per cent from 268,000 tonnes in the June quarter to 293,000 tonnes in the September quarter with increased ore tonnes from both New Holland and Waroonga. Head grade mined increased by 3 per cent from 7.13 grams per tonne to 7.35 grams per tonnes due to higher grades from Waroonga. In the September quarter tonnes mined were sourced as follows: 149,000 tonnes at 9.6 grams per tonne from Waroonga and 144,000 tonnes at 5.0 grams per tonne from New Holland. This compares with 146,000 tonnes at 8.2 grams per tonne from Waroonga and 122,000 tonnes at 5.9 grams per tonne from New Holland in the June quarter. Ounces mined increased by 13 per cent from 61,400 ounces in the June quarter to 69,200 ounces in the September quarter.

Tonnes processed decreased marginally from 316,000 tonnes in the June quarter to 315,000 tonnes in the September quarter. The combined yield increased by 9 per cent from 5.62 grams per tonne to 6.11 grams per tonne due to higher grade ore mined and the processing of higher grade stockpiles in the September quarter.

Net operating costs, including gold-in-process movements, decreased by 14 per cent from A$50 million (US$37 million) in the June quarter to A$43 million (US$34 million) in the September quarter mainly due to a gold-in-circuit credit to cost of A$5 million (US$4 million) in the September quarter compared with A$1 million (US$1 million) in the June quarter and A$3 million (US$3 million) reduction in mining cost with a greater proportion of capital development and less ore development compared with the June quarter.

Capital expenditure increased by 40 per cent from A$20 million (US$15 million) to A$28 million (US$22 million) mainly due to increased exploration expenditure and development expenditure at Waroonga.

All-in sustaining costs and total all-in cost decreased by 5 per cent from A$1,283 per ounce (US$964 per ounce) in the June quarter to A$1,215 per ounce (US$956 per ounce) in the

September quarter mainly due to higher gold sold and lower net operating costs, partially offset by higher capital expenditure.

Granny Smith

		Sept 2017	June 2017
Gold produced	000'oz	**70.8**	72.8
Yield	g/t	**5.14**	5.42
AISC and AIC	A$/oz	**1,087**	1,067
	US$/oz	**855**	799

Gold production decreased by 3 per cent from 72,800 ounces in the June quarter to 70,800 ounces in the September quarter mainly due to lower grade ore mined.

Ore mined from underground decreased by 6 per cent from 451,000 tonnes in the June quarter to 424,000 tonnes in the September quarter due to an increase in waste development and a decrease in ore development. Head grade mined decreased by 3 per cent from 5.84 grams per tonne in the June quarter to 5.65 grams per tonne in the September quarter. Ounces mined decreased by 9 per cent from 84,800 ounces in the June quarter to 77,100 ounces in the September quarter.

Tonnes processed increased by 2 per cent from 418,000 tonnes in the June quarter to 428,000 tonnes in the September quarter due to timing of milling campaigns quarter on quarter. The yield decreased by 5 per cent from 5.42 grams per tonne to 5.14 grams per tonne due to lower grades mined and a build-up of gold in circuit at the end of the September quarter.

Net operating costs, including gold-in-process movements, decreased by 6 per cent from A$50 million (US$38 million) in the June quarter to A$47 million (US$37 million) in the September quarter mainly due to a gold-in-process credit to cost of A$3 million (US$2 million) in the September quarter compared with A$2 million (US$2 million) in the June quarter, as well as a A$1 million (US$1 million) reduction in mining costs as a result of lower volumes of ore mined.

Capital expenditure increased by 9 per cent from A$23 million (US$18 million) to A$25 million (US$20 million). The majority of the expenditure related to exploration and development at the Wallaby mine.

All-in sustaining costs and total all-in cost increased by 2 per cent from A$1,067 per ounce (US$799 per ounce) in the June quarter to A$1,087 per ounce (US$855 per ounce) in the September quarter due to lower gold sold and higher capital expenditure, partially offset by lower net operating costs.

DISCONTINUED OPERATION

Australia region

Darlot

		Sept 2017	June 2017
Gold produced	000'oz	**14.7**	10.8
Yield	g/t	**4.41**	2.92
AISC and AIC	A$/oz	**1,629**	2,208
	US$/oz	**1,284**	1,657

Gold production increased by 36 per cent from 10,800 ounces in the June quarter to 14,700 ounces in the September quarter due to higher grades mined and processed.

Ore mined from underground decreased by 12 per cent from 113,700 tonnes in the June quarter to 100,500 tonnes in the

September quarter due to a paste fill reticulation blockage which impacted production. Head grade mined increased by 76 per cent from 2.63 grams per tonne to 4.64 grams per tonne with high grade stopes in the Oval ore body mined during the September quarter in line with the mining schedule.

Tonnes processed decreased by 10 per cent from 115,000 tonnes in the June quarter to 103,000 tonnes in the September quarter due to decreased ore mined. The yield increased by 51 per cent from 2.92 grams per tonne to 4.41 grams per tonne due to the higher grades mined.

Net operating costs, including gold-in-process movements, increased by 10 per cent from A$20 million (US$15 million) in the June quarter to A$22 million (US$17 million) in the September quarter mainly due to a gold-in-circuit charge to cost of A$1 million (US$1 million) in the September quarter compared with A$nil million (US$nil million) in the June quarter.

Capital expenditure decreased by 67 per cent from A$3 million (US$2 million) to A$1 million (US$nil million). Decline development towards the Oval ore body was completed during the June quarter.

All-in sustaining costs and total all-in cost decreased by 26 per cent from A$2,208 per ounce (US$1,657 per ounce) in the June quarter to A$1,629 per ounce (US$1,284 per ounce) in the September quarter due to higher gold sold and lower capital expenditure, partially offset by higher net operating costs.

Underground and surface

UNITED STATES DOLLARS

Imperial ounces with metric tonnes and grade		Total Mine Operations	Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region	Australia Region				
					Ghana			Peru	Continuing				Discontinued
				South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew/ Lawlers	Granny Smith	Darlot
ORE MILLED/TREATED (000 TONNES)													
– underground ore	**September 2017**	**1,346**	**1,243**	**398**	**-**	**-**	**-**	**-**	**845**	**102**	**315**	**428**	**103**
	June 2017	1,382	1,267	397	-	-	-	-	870	136	316	418	115
	September 2016	1,404	1,293	427	-	-	-	-	866	178	312	376	111
– underground waste	**September 2017**	**45**	**45**	**45**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	June 2017	47	47	47	-	-	-	-	-	-	-	-	-
	September 2016	26	26	26	-	-	-	-	-	-	-	-	-
– surface ore	**September 2017**	**7,321**	**7,321**	**112**	**4,498**	**3,370**	**1,127**	**1,690**	**1,021**	**1,021**	**-**	**-**	**-**
	June 2017	7,238	7,238	82	4,510	3,391	1,119	1,741	904	904	-	-	-
	September 2016	7,226	7,226	86	4,604	3,475	1,129	1,709	827	827	-	-	-
– total milled	**September 2017**	**8,712**	**8,609**	**555**	**4,498**	**3,370**	**1,127**	**1,690**	**1,866**	**1,123**	**315**	**428**	**103**
	June 2017	8,667	8,552	526	4,510	3,391	1,119	1,741	1,774	1,040	316	418	115
	September 2016	8,656	8,545	539	4,604	3,475	1,129	1,709	1,693	1,005	312	376	111
YIELD (GRAMS PER TONNE)													
– underground ore	**September 2017**	**5.4**	**5.4**	**6.3**	**-**	**-**	**-**	**-**	**5.3**	**3.5**	**6.1**	**5.1**	**4.4**
	June 2017	5.0	5.2	5.7	-	-	-	-	5.2	3.6	5.6	5.4	2.9
	September 2016	5.2	5.3	5.0	-	-	-	-	5.6	4.5	5.8	6.0	4.3
– underground waste	**September 2017**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	June 2017	-	-	-	-	-	-	-	-	-	-	-	-
	September 2016	-	-	-	-	-	-	-	-	-	-	-	-
– surface ore	**September 2017**	**1.5**	**1.5**	**0.1**	**1.2**	**1.3**	**0.9**	**1.6**	**2.4**	**2.4**	**-**	**-**	**-**
	June 2017	1.5	1.5	0.1	1.3	1.3	1.1	1.2	3.0	3.0	-	-	-
	September 2016	1.3	1.3	0.1	1.3	1.3	1.1	2.5	2.5	-	-	-	-
– combined	**September 2017**	**2.1**	**2.1**	**4.5**	**1.2**	**1.3**	**0.9**	**1.6**	**3.7**	**2.5**	**6.1**	**5.1**	**4.4**
	June 2017	2.0	2.0	4.3	1.3	1.3	1.1	1.2	4.1	3.1	5.6	5.4	2.9
	September 2016	2.0	2.0	4.0	1.3	1.3	1.1	1.1	4.1	2.8	5.8	6.0	4.3
GOLD PRODUCED (000 OUNCES)*													
– underground ore	**September 2017**	**239.9**	**225.2**	**81.0**	**-**	**-**	**-**	**-**	**144.2**	**11.7**	**61.8**	**70.8**	**14.7**
	June 2017	229.9	219.1	73.2	-	-	-	-	145.9	15.9	57.2	72.8	10.8
	September 2016	240.7	225.4	69.2	-	-	-	-	156.2	25.7	57.8	72.8	15.3
– underground waste	**September 2017**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	June 2017	-	-	-	-	-	-	-	-	-	-	-	-
	September 2016	-	-	-	-	-	-	-	-	-	-	-	-
– surface ore	**September 2017**	**344.9**	**344.9**	**0.2**	**177.2**	**145.1**	**32.2**	**89.6**	**77.8**	**77.8**	**-**	**-**	**-**
	June 2017	339.2	339.2	0.3	183.9	142.8	41.1	68.4	86.7	86.7	-	-	-
	September 2016	314.7	314.7	0.2	187.5	148.6	38.9	61.2	65.8	65.8	-	-	-
– total	**September 2017**	**584.8**	**570.1**	**81.2**	**177.2**	**145.1**	**32.2**	**89.6**	**222.0**	**89.5**	**61.8**	**70.8**	**14.7**
	June 2017	569.1	558.3	73.5	183.9	142.8	41.1	68.4	232.5	102.6	57.2	72.8	10.8
	September 2016	555.4	540.1	69.4	187.5	148.6	38.9	61.2	222.0	91.5	57.8	72.8	15.3
OPERATING COSTS (DOLLAR PER TONNE)													
– underground	**September 2017**	**145**	**144**	**179**	**-**	**-**	**-**	**-**	**98**	**64**	**120**	**91**	**158**
	June 2017	130	130	181	-	-	-	-	96	43	121	93	127
	September 2016	128	129	157	-	-	-	-	110	120	122	95	119
– surface	**September 2017**	**25**	**25**	**1**	**26**	**26**	**25**	**23**	**43**	**43**	**-**	**-**	**-**
	June 2017	26	25	3	26	26	27	21	36	36	-	-	-
	September 2016	25	25	2	26	26	26	21	29	29	-	-	-
– total	**September 2017**	**43**	**42**	**143**	**26**	**26**	**25**	**23**	**68**	**44**	**120**	**91**	**158**
	June 2017	42	41	153	26	26	27	21	65	37	121	93	127
	September 2016	41	40	133	26	26	26	21	70	45	122	95	119

* Gold produced in kilograms at South Deep for the September 2017 quarter were as follows: from underground 2,519 kilograms and from surface 7 kilograms giving a total of 2,526 kilograms.

Administration and corporate information

Corporate Secretary

Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: lucy.mokoka@goldfields.com

Registered office

JOHANNESBURG
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries

LONDON
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
e-mail: general@corpserv.co.uk

American depository receipts transfer agent

Shareholder Correspondence should be mailed to:
BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170

Overnight Correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
e-mail: shrrelations@cpushareownerservices.com

Phone Numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign

Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd

Gold Fields Limited

Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor enquiries

Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
e-mail: thomas.mengel@goldfields.com

Media enquiries

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.com

Transfer secretaries

SOUTH AFRICA
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196

P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

UNITED KINGDOM
Capita Asset Services
The Registry
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Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
Calls cost 12p per minute plus your phone company's access
charge.
If you are outside the United Kingdom,
please call +44 371 664 0300.
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The helpline is open between 9:00am – 5:30pm. Monday to Friday
excluding public holidays in England and Wales.
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Website

WWW.GOLDFIELDS.COM

Listings

JSE / NYSE / GFI

SWX: GOLI

CA Carolus° (*Chair*)   RP Menell° (Deputy Chair)   NJ Holland*• (*Chief Executive Officer*)   PA Schmidt• (*Chief Financial Officer*)
A Andani#°   PJ Bacchus°   TP Goodlace°   CE Letton^   DMJ Ncube°   SP Reid°   YGH Suleman°
^ Australian * British   # Ghanaian
° Independent Director   • Non-independent Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 23 October 2017

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer